RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

[redacted]

09046635

RECEIVED
2009 JUL 28 A 1:43

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2009

Exemption No : 82- 35008

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr Dudek

Sub: **Proceedings of the 80th Annual General Meeting held on July 21, 2009**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 21, 2009 on the proceedings of the 80th Annual General Meeting held on July 21, 2009

Copies of the above letters are enclosed herewith for information and record.

Yours faithfully,
for Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055 India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rinfra.com

July 21, 2009

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Proceedings of the 80th Annual General Meeting held on July 21, 2009

We wish to inform you that the Members of the Company at the 80th Annual General Meeting held on July 21, 2009, have duly approved all the businesses as specified in the notice convening the meeting viz. :-

1. Adoption of audited Balance Sheet as at March 31, 2009, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Rs 7.00 per equity share of Rs 10 each for the financial year 2008 - 09 to those members whose name appeared on the date of book closure.

3. Appointment of Shri Satish Seth, as Director of the Company, liable to retire by rotation.

4. Appointment of Shri S C Gupta, as Director of the Company, liable to retire by rotation

5. Appointment of Shri V R Galkar, as Director of the Company, liable to retire by rotation

6. Appointment of Price Waterhouse and Chaturvedi & Shah, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully,
for Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055 India

Tel +91 22 3009 9999
Fax +91 22 3009 97[illegible]
www.rinfra.com

July 21, 2009

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Proceedings of the 80th Annual General Meeting held on July 21, 2009

We wish to inform you that the Members of the Company at the 80th Annual General Meeting held on July 21, 2009, have duly approved all the businesses as specified in the notice convening the meeting viz. :-

1. Adoption of audited Balance Sheet as at March 31, 2009, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Rs 7.00 per equity share of Rs 10 each for the financial year 2008 - 09 to those members whose name appeared on the date of book closure.

3. Appointment of Shri Satish Seth, as Director of the Company, liable to retire by rotation.

4. Appointment of Shri S C Gupta, as Director of the Company, liable to retire by rotation.

5. Appointment of Shri V R Galkar, as Director of the Company, liable to retire by rotation

6. Appointment of Price Waterhouse and Chaturvedi & Shah, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully,
for Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary